EXHIBIT 99.2

EXECUTION COPY

BYAIR CORPORATION

AND

GENERAL WIRELESS TECHNOLOGIES INC.

DISTRIBUTION AND LICENCE AGREEMENT

This Distribution and Licensee Agreement is made on 22 August 2002

BETWEEN:

(1)	BYAIR CORPORATION, a company incorporated in Delaware whose office is at 831 Martin Ave., Santa Clara, CA 95050, the USA (the “Company”); and

(2)	GENERAL WIRELESS TECHNOLOGIES INC., a company incorporated in the British Virgin Islands (company no.496428), whose registered office is at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, the British Virgin Islands and whose office in Hong Kong is at 33/F, New World Tower I, 18 Queen’s Road Central, Hong Kong (the “Licensee”).

WHEREAS:

(A)	The Company agrees to provide and cause its wholly-owned subsidiary, GWcom Shanghai (“GWS”) to provide the Licensee with exclusive licences to: (a) use, modify and develop the technology rights of the Company and GWS; (b) conduct and operate the Business on its own account and in particular, distribute and resell the Stock and approach the Company’s existing customers and find new customers with a view to entering into new contracts with them in connection with the Business; and (c) use all intellectual property rights in connection with the Business, in each case in accordance with the terms and conditions of this Agreement.

(B)	The Company and the Licensee agree to enter into a Conditional Deed for the Sale and Purchase on or around the date of this Agreement (the “Deed”) whereby the Company shall be obliged to sell the Business and all its assets in connection therewith to the Licensee in case the Licensee at its absolute discretion forms the view that the Business is viable and communicates such a view to the Company pursuant to the terms of the Deed.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

Unless otherwise stated, terms defined in the Deed shall carry the same meanings in this Agreement.

2.	LICENCES

2.1	Technology Licence

2.1.1	The Company hereby grants and procures GWS to grant (where applicable) to the Licensee, and the Licensee hereby accepts, an exclusive licence (the “Technology Licence”) to use, modify and develop all the technology rights in connection with the Business (the “Technology Rights”), the details of which are set out in Exhibit A hereto.

2.1.2	The Licensee may not allow any third party, to the extent that such third party is within the control of the Licensee, to: (a) decompile, disassemble, or reverse engineer the Technology Rights except to the extent expressly permitted by applicable law without the Company’s consent; (b) remove any product identification or proprietary rights notices; or (c) except with the Company’s prior permission, publish any performance or benchmark tests or analysis relating to the Technology Rights.

2.1.3	The Licensee hereby covenants that during the Term (as defined below) the Licensee will provide the Company with all updates or upgrades of the Technology Rights which the Licensee produces.

2.2	Intellectual Property Right (“IPR”) Licence

2.2.1	The Company hereby grants and procures GWS to grant (where applicable) to the Licensee, and the Licensee accepts, an exclusive licence (the “IPR Licence”) to use all of the Company’s IPRs, details of which are set out in Exhibit B hereto, throughout the Term (as defined below) in connection with the operation of the Business and/or development of new IPRs.

2.2.2	In case the Licensee acquires any goodwill in any of the said IPRs or develops any new IPRs in the course of operating the Business, such goodwill and/or new IPRs shall belong absolutely to and automatically vest in the Licensee. The Company shall take all such actions or execute any documents which the Licensee shall deem necessary for the purpose of effecting such ownership and vesting.

2.3	Operation Licence

2.3.1	The Company hereby irrevocably grants and procures GWS to grant (where applicable) to the Licensee, and the Licensee hereby accepts, an exclusive Licence (the “Operation Licence”) to carry on and operate the Business on its own account under the name “Planet”.

2.3.2	The Licensee may enter into new contracts (including but not limited to end user licence or sub-licensing agreements) with existing and/or new customers of the Business on whatever terms it may deem appropriate and may solicit or approach existing customers and/or potential new customers of the Business with a view to establishing new contracts with such customers.

2.3.3	The Licensee may resell and distribute the Stock which it purchases pursuant to clause 3 below at whatever price(s) which it may deem appropriate.

2.3.4	The Company hereby gives the Licensee the right to sub-license all or any of the Technology Rights and IPRs to the customers of the Business or other parties on whatever terms which the Licensee may deem appropriate where the Licensee is of the view that such sub-licensing is necessary for the purpose of operating or developing the Business.

2.4	Consideration

In consideration of the Company and GWS (where applicable) granting the Technology Licence, the Operation Licence and the IPR Licence to the Licensee, the Licensee hereby agrees to take up the responsibility of, and provide funding from the Licensee’s own resources for the purposes of operating the Business during the Term (as defined below) and for the avoidance of doubt, the Licensee may operate the Business in any manner which it may deem appropriate and shall not be required to guarantee the performance or profits of the Business.

3.	DELIVERY, CUSTODY AND PURCHASE OF STOCK ITEMS

3.1	Delivery and Shipping

The Company shall deliver all the Stock items to the Licensee on the delivery date specified by the Licensee and in accordance with the Licensee’s instructions. In particular, the Company shall mark all Stock items for shipment to an address specified by the Licensee and shall deliver the Stock items to a carrier or forwarding agent chosen by the Licensee. Shipment will be F.O.B. the Company’s shipping point, at which time risk of loss passes to the Licensee. The Licensee shall pay all freight, insurance and other shipping expenses.

3.2	Keeping of Stock

The Licensee shall keep the Stock items until completion of the Deed.

3.3	Purchases and Prices

At any time during the Term, the Licensee may purchase the following Stock items at the prices set out below:

3.3.1	US$2,000 for each base station;

3.3.2	US$50,000 for each MCC;

3.3.3	US$1 for all broadcast voyagers and other items

contained in the Stock by giving written notice of such purchase to the Company. The Licensee shall not be liable for paying any taxes arising out of such purchase. Legal title to the Stock items purchased by the Licensee in accordance with this clause shall pass on to the Licensee upon the issuance of the said written notice by the Licensee.

3.4	Return

The Licensee may reject any defective Stock item by requesting an RMA number from the Company and upon the issuance of such request all the Licensee’s obligations in respect of such Stock item shall cease absolutely.

3.5	Payment

The Company and the Licensee acknowledge that the Stock items form part of the Assets to be sold by the Company (as the Seller) to the Licensee (as the Buyer) under the Deed. The Licensee shall make payment for the prices of the Stock items which it has purchased pursuant to clause 3.3 in the following manner:

3.5.1	in the event that the condition described in clause 3.1.1 of the Deed is satisfied on or before the expiry of 12 months from the date of the Deed, such payment shall form part of the purchase price payable by the Licensee (as the Buyer) under the Deed and the Licensee shall not be required to make any additional payment to the Company under this Agreement; or

3.5.2	in the event that the deadline mentioned in clause 3.1.1 of the Deed is extended by mutual agreement of the parties to the Deed, such payment shall be made in cash to the Company at the expiry of 12 months from the date of this Agreement and the amount thereof shall be set-off directly against and deducted from the said purchase price;

and where the Licensee purchases any Stock items after the expiry of 12 months from the date of the Deed, the Licensee shall make payment for such purchases:

3.5.3	at completion of the Deed where such payment shall form part of the purchase price payable for the Licensee (as the Buyer) under the Deed and the Licensee shall not be required to make to make any additional payment to the Seller under this Agreement; or

3.5.4	in cash to the Company on 15 September 2004 if such completion has not taken place by 15 September 2004.

4.	WARRANTIES

The Company hereby warrants to the Licensee and undertakes to ensure that throughout the Term (as defined below):

4.1	each of the Technology Rights and IPRs:

4.1.1	is and will be valid and enforceable;

4.1.2	is and will be legally and beneficially owned by, and validly granted to, the Company or GWS (where applicable) alone, free from any licence, Encumbrance, restriction on use or disclosure obligation; and

4.1.3	is not, and will not be, the subject of a claim or opposition from a person (including, without limitation, an employee of the Company or GWS) as to title, validity, enforceability, entitlement or otherwise;

4.2	all renewal and maintenance fees and taxes due and payable in respect of each of the pending and registered Technology Rights and IPRs will be paid in full;

4.3	each other action required to maintain and protect the pending and registered Technology Rights and IPRs is and will be taken;

4.4	nothing is and will be done or omitted to be done by which a person will be able to seek cancellation, rectification or other modification of a registration of any of the Technology Rights or IPRs;

4.5	no civil, criminal, arbitration, administrative or other proceeding or dispute concerning any of the Technology Rights or IPRs will be initiated or threatened;

4.6	the Company and GWS (where applicable) will not grant and will not be obliged to grant any licence, assignment, consent, undertaking, security interest or other right in respect of any of the Technology Rights or IPRs;

4.7	the Technology Rights and IPRs and the ownership, licence or rights in them enjoyed by the Business will not be adversely affected;

4.8	each Stock item is of satisfactory quality and saleable in the usual course of the Business in accordance with its current price list;

4.9	no Stock item is defective or unsafe or will fail to comply with terms of sale on which similar goods have previously been sold by the Company or GWS; and

4.10	the level of the Stock is reasonable having regard to current and anticipated demand.

5.	UNDERTAKINGS

5.1	The Company and the Licensee hereby acknowledge that all income, revenues and profits arising from or in connection with any new contracts entered into by the Licensee after the date of this Agreement shall be received and enjoyed by the Licensee in their entirety. The Company hereby undertakes to perform all acts which are necessary or are deemed necessary by the Licensee to transfer any money which the Company may receive from other parties in connection with such contracts.

5.2	The Company and the Licensee acknowledge that none of the existing contracts of the Business (i.e. contracts entered into by the Company in connection with the Business prior to the date of the Deed) shall be transferred to or taken up by the Licensee and the Company shall remain responsible for performing all outstanding obligations under these contracts at its cost.

5.3	The Company undertakes to provide the Licensee with technical support and assistance in installing the Stock items as well as support to the customers of the Business in connection with the operation of the Business.

5.4	The Company undertakes to perform all acts and/or execute all documents which are necessary or deemed by the Licensee to be necessary for implementing the terms of this Agreement.

6.	INDEMNITY

The Company shall indemnify, and keep the Licensee fully indemnified, from and against all losses, damages, liabilities, costs and expenses which the Licensee may suffer or incur in connection with or as a result of any breach of clause 4 and/or 5 of this Agreement on the part of the Company.

7.	TERM AND TERMINATION

7.1	Term

This Agreement will commence in force in the Effective Date and will continue until the date on which completion of the Deed take place. If such completion does not take place this Agreement shall continue to be in force indefinitely.

7.2	Termination

Clauses 2.2.2, 2.3, 4, 5, 6 and 8 will survive termination of this Agreement.

8.	CONFIDENTIAL INFORMATION

“Confidential Information” means any information disclosed by one party to the other pursuant to this Agreement which is marked “Confidential,” “Proprietary,” or in some similar manner. Each party shall treat as confidential all Confidential Information of the other party, and shall not use such Confidential Information except to exercise its rights or perform its obligations under this Agreement and shall not disclose such Confidential Information to any third party. This paragraph will not apply to any Confidential Information which is generally known and available, or in the public domain through no fault of the receiver.

9.	MISCELLANEOUS

9.1	If any portion of this Agreement is held to be unenforceable, the remainder of this Agreement will remain valid.

9.2	The Licensee may assign all or any of its benefits and interests under this Agreement to any member of the New World group of companies without restriction.

9.3	This Agreement will inure to the benefit of the parties’ successors and assigns.

9.4	The relationship of the Company and the Licensee established by this Agreement is that of independent contractors.

9.5	All notices shall be sent in accordance with clause 18 of the Deed.

9.6	No amendment or waiver of this Agreement will be binding unless it has been assented to in writing by both parties.

10.	GOVERNING AND JURISDICTION

This Agreement will be governed by the laws of Hong Kong. The courts of Hong Kong shall have non-exclusive jurisdiction over all disputes arising out of this Agreement.

AS WITNESS the hands of the parties on the date first written above.

Signed by	)	/s/ Dennis R. Ing

for and on behalf of	)
BYAIR CORPORATION	)
in the presence of:	)

Signed by	)	/s/ Douglas Wing Tak Chan

for and on behalf of	)
GENERAL WIRELESS	)
TECHNOLOGIES INC.	)
in the presence of:	)

EXHIBIT A

TECHNOLOGY RIGHTS

EXHIBIT B

INTELLECTUAL PROPERTY RIGHTS